Exhibit (a)(5)

news release

CONTACT:
Patrick C. Lee
(859) 392-3444
patrick.lee@omnicare.com

OMNICARE COMMENCES TENDER OFFER FOR UP TO $525 MILLION
OF ITS 3.25% CONVERTIBLE SENIOR DEBENTURES DUE 2035

COVINGTON, Ky., November 17, 2010 – Omnicare, Inc. (NYSE:OCR), today announced that it commenced a cash tender offer for up to $525 million in aggregate principal amount of its outstanding 3.25% Convertible Senior Debentures due 2035 (the “debentures”). Details of the terms and conditions of the tender offer are included in the Offer to Purchase, dated November 17, 2010, the related Letter of Transmittal, and Omnicare’s Schedule TO, which have all been filed with the Securities and Exchange Commission.

The tender offer will expire at 11:59 p.m., New York City time, on December 15, 2010, unless extended (as such time and date may be extended, the “Expiration Date”) or earlier terminated by Omnicare. Holders who validly tender, and do not validly withdraw, their debentures on or prior to the Expiration Date will be entitled to receive $950 for each $1,000 principal amount of debentures purchased in the tender offer. Additionally, Omnicare will pay accrued and unpaid interest to, but not including, the date of payment for the debentures. Tenders of debentures must be made on or prior to the Expiration Date, and debentures may be withdrawn at any time on or prior to the Expiration Date.

To the extent that acceptances of all validly tendered debentures would require Omnicare to purchase more than $525 million in aggregate principal amount of debentures in the tender offer, Omnicare will allocate acceptances on a pro rata basis among the tendering Holders. As of November 16, 2010, $977.5 million in aggregate principal amount of debentures is outstanding.

The tender offer is subject to the satisfaction or waiver of certain conditions set forth in the Offer to Purchase, including, among others, the closing of the proposed offering described below on terms satisfactory to Omnicare. The tender offer is not conditioned on a minimum principal amount of debentures being tendered. Subject to applicable law, Omnicare may amend, extend or waive conditions to, or terminate, the tender offer.

Barclays Capital Inc. is acting as Dealer Manager for the tender offer. Questions regarding the tender offer may be directed to Barclays Capital Inc. at (800) 438-3242 (toll-free) or (212) 528-7581 (call collect). Requests for the Offer to Purchase and other documents relating to the tender offer may be directed to D.F. King & Co., Inc., the Information Agent and Depositary for the tender offer, at (888) 887-0082 (toll-free) and (212) 269-5550 (call collect).

Neither Omnicare, its employees or directors, the Dealer Manager, nor the Information Agent and Depositary is making any recommendation to holders as to whether to tender or refrain from tendering their debentures in the tender offer. Holders must decide whether they will tender in the offer and, if so, how many debentures they will tender.

Omnicare also announced that it currently intends, subject to market conditions, to conduct a public offering of $500 million aggregate principal amount of new convertible senior subordinated debt securities prior to the expiration of the tender offer. The Company intends to use the net proceeds from the proposed offering to fund the tender offer. If all of the net proceeds of the proposed offering are not needed to finance the tender offer, Omnicare currently intends to use all or a portion of the excess proceeds to purchase or repay outstanding debt of the Company.

This release is for information purposes only and does not constitute an offer to purchase or a solicitation of an offer to sell the debentures nor is this announcement an offer to sell or solicitation of an offer to purchase new securities. The tender offer is being made solely by means of the tender offer documents, including the Offer to Purchase and the related Letter of Transmittal that Omnicare is distributing to holders. The tender offer is not being made to holders in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

About Omnicare, Inc.

Omnicare, Inc., a Fortune 500 company based in Covington, Kentucky, is a leading provider of pharmaceutical care for the elderly.  Omnicare serves residents in long-term care facilities, chronic care and other settings comprising approximately 1.4 million beds in 47 states, the District of Columbia and Canada.  Omnicare is the largest U.S. provider of professional pharmacy, related consulting and data management services for skilled nursing, assisted living and other institutional healthcare providers as well as for hospice patients in homecare and other settings.  Omnicare's pharmacy services also include distribution and patient assistance services for specialty pharmaceuticals.  Omnicare offers clinical research services for the pharmaceutical and biotechnology industries in 32 countries worldwide.

Forward-Looking Statements

In addition to historical information, this press release contains certain statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made on the basis of management’s views and assumptions regarding business performance as of the time the statements are made, and management does not undertake any obligation to update these statements. These forward-looking statements include, but are not limited to, all statements regarding the intent, belief or current expectations regarding the matters discussed or incorporated by reference in this document (including statements as to “beliefs,” “expectations,” “anticipations,” “intentions” or similar words) and all statements which are not statements of historical fact. These forward-looking statements, together with other statements that are not historical, involve known and unknown risks, uncertainties, contingencies and other factors that could cause results, performance or achievements to differ materially from those stated. Such risks, uncertainties, contingencies and other factors, many of which are beyond the control of the Company, include, but are not limited to: overall economic, financial, political and business conditions; and other risks and uncertainties described in the Company’s reports and filings with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize or should underlying assumptions prove incorrect, the Company’s actual results, performance or achievements could differ materially from those expressed in, or implied by, such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as otherwise required by law, the Company does not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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Omnicare, Inc. • 100 East RiverCenter Boulevard • Covington, Kentucky 41011 • 859/392-3300 • 859/392-3360 Fax